Mentor Securities, LLC

**Financial Statements and Supplementary Information
For the Year Ended December 31, 2021
(Confidential Pursuant to Rule 17a-5(e)(3))**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67923

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mentor Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 N. Westlake Blvd., Suite 204
(No. and Street)

Westlake Village   **CA**   **91362**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T. Manzo   **(201) 519-1905**   mmanzo@moppartners.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg S   **Norwell**   **MA**   **02061**
(Address)   (City)   (State)   (Zip Code)

02/24/2009   **3373**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Davis Blaine_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Mentor Securities, LLC_____, as of __December 31,_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chairman

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

State of California
County of _____Ventura_____)
On __02,23,2022__ before me, _____Roya KHOSROABADI, Notary Public_____
　　　　　Date　　　　　　　　　　　　　　Here Insert Name and Title of the Officer
personally appeared _____Davis R. Blaine_____
　　　　　　　　　　　　　　　　Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



ROYA KHOSROABADI
Notary Public - California
Ventura County
Commission # 2336750
My Comm. Expires Nov 12, 2024

Signature _____
　　　　　　　　Signature of Notary Public

Place Notary Seal Above

---------- OPTIONAL ----------
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _____ Document Date: _____
Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Mentor Securities, LLC

December 31, 2021

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Davis Blaine
Mentor Securities, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mentor Securities, LLC as of December 31, 2021, and the related statement of operations, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mentor Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mentor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 17 been subject to audit procedures performed in conjunction with the audit of Mentor Securities, LLC's financial statements. The supplemental information is the responsibility of Mentor Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as Mentor Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents [Note 2]	$	29,419
Prepaid Expenses		3,703
Total assets	$	33,122

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	19,944
Total liabilities		19,944
Member's equity :		
Member's equity		13,178
Total member's equity		13,178
Total liabilities and member's equity	$	33,122

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2021

REVENUE

Success fees	$	2,919,000
Retainer fees		49,000
Other Income		1,606
Total revenue	$	2,969,606

EXPENSES:

Professional fees	$	76,069
Commission expense		984,000
Rent expense		1,800
Other operating expenses		7,567
Total expenses	$	1,069,436

NET INCOME BEFORE INCOME TAXES	$	1,900,170
LLC fees & CA annual minimum tax [Note 4]	$	16,000
NET INCOME	$	1,884,170

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

	Member's Equity	Net Income	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2021	$ 27,658			$ 27,658
Member's contributions			1,200	1,200
Net gain		1,884,170		1,884,170
Member's distributions	-		(1,899,850)	(1,899,850)
Ending balance December 31, 2021	$ 27,658	$ 1,884,170	$ (1,898,650)	$ 13,178

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	1,884,170
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid Expenses		5,246
Increase (decrease) in:		
Accounts Payable & Accrued Expenses		15,797
Total adjustments	$	21,043
Net cash used in operating activities	$	1,905,213

CASH FLOWS FROM INVESTING ACTIVITIES

Contributions		1,200
Distributions		(1,899,850)
Net cash provided by investing activities	$	(1,898,650)
Increase in cash	$	6,563
Cash - beginning of year	$	22,856
Cash - end of period	$	29,419

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company had a cash balance of $29,419.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over timer for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Professional fees

As of December 31, 2021, the Company paid $76,069 in professional fees, which included legal, accounting, analysis, and consulting services.

Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 5: Fair Value Continued

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital and net capital requirements of $9,475 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 2.1 to 1 which is less than 15:1.

Note 7: Related party transactions

The Company shares office space with an entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2021 the Company recorded $1,800 in rent expense, of which $600 was paid to its member and the remaining balance of $1,200 was converted to capital.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment which includes administrative services is $150.00 per month or $1,800 annually.

Note 9: Subsequent Events

Management has evaluated subsequent events through February 25, 2022, the date which the financial statements were available to be issued.

Note 9: <u>**Subsequent Events Continued**</u>

As a result of the COVID-19 outbreak in the United States, the financial and operational challenges have risen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

Mentor Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

NET CAPITAL

Total partners' equity		$	13,178
Deduct member's equity not allowable for net capital			-
Total member's equity qualified for net capital			13,178
Deductions:			
Nonallowable assets			
Prepaid expenses	3,703		
			3,703
Net capital before haircuts on securities positions			9,475
Haircuts on securities			
NET CAPITAL		$	9,475

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	19,944		
			19,944
Total aggregate indebtedness		$	19,944

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:			1,330
Minimum dollar required:		$	5,000
Excess net capital		$	4,475
Net capital less greater of 10% of aggregate indebtedness			
or 120% of minimum dollar amount		$	3,475
Ratio: Aggregate indebtedness to net capital			2.1 to 1

Schedule I

Mentor Securities, LLC

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021**

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report		$ 19,475
Adjustments: Increase in liabilities	-	(10,000)
Net capital per above		$ 9,475

MENTOR SECURITIES, LLC
December 31, 2021

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davis Blaine
Mentor Securities, LLC
Westlake Village, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Mentor Securities, LLC stated that Mentor Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Mentor Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Mentor Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Mentor Securities, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Mentor Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.
We have served as Mentor Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022



Mentor Securities LLC
200 N. Westlake Blvd., Suite 204
Westlake Village CA 91362, USA
818.991.4150 | Fax: 818.991.4904
www.mentorsecurities.com
Member FINRA/SIPC

Mentor Securities, LLC
Exemption Report
December 31, 2021

Mentor Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and business advisory services relating to corporate finance transactions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mentor Securities, LLC

I, Davis Blaine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Davis Blaine

Davis R. Blaine
Chairman



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

Davis Blaine
Mentor Securities, LLC
Westlake Village, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Mentor Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Mentor Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended ___December 31, 2021___
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67923 FINRA DEC
MENTOR SECURITIES, LLC
200 N. WESTLAKE BLVD, SUITE 204
WESTLAKE VILLAGE, CA 91362

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark T. Manzo (201) 519-1905

2. A. General Assessment (item 2e from page 2) $4,452

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,303)

     08/04/2021
        Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   3,149

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $3,149

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
     Total (must be same as F above) $3,149

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __11th__ day of __February__, 20__22__.

MENTOR SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,969,606

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions   -0-

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   1,606

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   1,606

2d. SIPC Net Operating Revenues $ 2,968,000

2e. General Assessment @ .0015 $ 4,452

(to page 1, line 2.A.)

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